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(1) FOR IMMEDIATE RELEASE

CONTACT:
(i) Coach

Analysts & Media: Andrea Shaw Resnick, DVP Investor Relations, 212/629-2618
(ii) Burson-Marsteller

Media:  Kathleen Moloughney, cell 917/334-6808 or 212/614-5143


NEW YORK, May 3, 2001 - The Board of Directors of Coach, Inc., (NYSE: COH) a leading marketer of modern classic American accessories, has declared a "poison pill" dividend distribution of one Common Share Purchase Right on each outstanding share of Coach common stock. Subject to limited exceptions, the Rights will be exercisable if a person or group intentionally acquires 10% or more of the Company's common stock or announces a tender offer for 10% or more of the common stock on terms not approved by the Coach Board. Under certain circumstances, each Right will entitle shareholders to buy one Common Share of the Company at an exercise price of $170.00. Subject to certain exceptions, the Coach Board will be entitled to redeem the Rights at $0.001 per Right at any time before the close of business on the tenth day following either the public announcement that, or the date on which a majority of the Coach Board becomes aware that, a person has acquired 10% or more of the outstanding common stock. The Company is currently aware of two institutional shareholders whose Common Stock holdings exceed the 10% threshold established by the Rights Plan. Each of these holders has been given permission by the Coach Board to increase their ownership in the company to a maximum of 15%, subject to certain exceptions, before triggering the provisions of the Rights Plan.

                               [COACH Letterhead]
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The Rights are intended to enable all Coach shareholders to realize the long-term value of their investment in the Company. They do not prevent a takeover but should encourage anyone seeking to acquire the Company to negotiate with the Coach Board prior to attempting a takeover.

The Rights are not being distributed in response to any specific effort to acquire control of the Company. The Rights are designed to assure that all Coach shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of Coach without paying all shareholders a control premium.

If a person becomes an Acquiring Person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of common shares of Coach having a market value at that time of twice the Right's exercise price. Rights held by the Acquiring Person will become void and will not be exercisable to purchase shares at the bargain purchase price. An Acquiring Person is defined as a person who acquires 10% or more of the outstanding common stock of Coach. If Coach is acquired in a merger or other business combination transaction which has not been approved by the Board of Directors, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

The dividend distribution to establish the new Rights Plan will be payable to shareholders of record on May 22, 2001. The Rights will expire at the close of business on May 2, 2011. The Rights distribution is not taxable to shareholders.

                               [COACH LETTERHEAD]
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Coach, with headquarters in New York, is a leading American marketer of fine accessories and gifts for women and men, including handbags, business cases, furniture, luggage and travel accessories, wallets, footwear, watches and related accessories. Coach is sold worldwide through Coach stores, select department stores and specialty stores, through the Coach catalogue in the U.S. by calling 800-262-2411 and through Coach's website at www.Coach.com.

Coach's shares are traded on The New York Stock Exchange under the symbol COH.

This press release contains forward-looking statements, based on current expectations, that involve risks and uncertainties that could cause results of Coach, Inc. to differ materially from management's current expectations. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "intend," "estimate," or "continue," or the negative thereof or comparable terminology. Future results will vary from historical results and historical growth is not indicative of future trends, which will depend upon expected economic trends, our ability to anticipate consumer preferences for accessories and fashion trends, our ability to control costs, our store expansion and renovation program, and are subject to risks, including currency fluctuations, and other factors. Please refer to the company's most recent Prospectus for a complete list of risk factors.

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                               [COACH LETTERHEAD]